

DIVISION OF
CORPORATION FINANCE

<u>MAIL STOP 3561</u>

November 16, 2009

Mr. Tom Kubota
Chief Executive Officer
Pacific Health Care Organization, Inc.
1201 Dove Street, Suite 585
Newport Beach, CA 92660

>   **Re: Pacific Health Care Organization, Inc.**
>   **Form 10-K**
>   **Filed March 31 2009**
>   **File No. 000-50009**

Dear Mr. Kubota:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your disclosure that you are in the business of managing and administering both healthcare organizations and managed provider networks which provide various levels of medical and healthcare services to injured workers. The relationship between the company and the healthcare professionals responsible for providing care isn't entirely clear. In future filings, as appropriate, please revise to address this relationship, including, a discussion of material contractual provisions such as who is responsible for paying the providers for their services, who sets these rates, and who controls "care-related" decisions, etc. In responding to this comment, please provide us with your proposed disclosure.

Signatures

2.   Your Form 10-K does not appear to have been signed by your officers and directors in their capacities as such. See General Instruction D and the Signatures section of Form 10-K which contains two required paragraphs. Please confirm that in future filings your Form 10-K will be signed by the Registrant, its officers and directors, and include these introductory paragraphs.

3.   Also, please confirm that your document is signed by your Principal Executive Officer and Principal Accounting Officer. In this respect it appears that Mr. Kubota's title is mislabeled.

Form 10-Q for the Quarter Ended June 30, 2009

4.   We note your existing disclosure on page 17 that your largest customer will terminate its contract with you effective August 1, 2009. It also appears that you recently lost your third largest customer based on your table on page 13. In future filings, please revise to provide a more detailed explanation of the reasons for these losses and the financial impact that they may have on your liquidity and results of operations. See Item 303(a) of Regulation S-K. In responding to this comment, please provide us with your proposed disclosure.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Tom Kubota
Chief Executive Officer
Pacific Health Care Organization, Inc.
November 16, 2009
Page 3

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jay Williamson at (202) 551-3393 with any questions.

Sincerely,

John Reynolds
Assistant Director